Mr. William H. Thompson
U.S. Securities and Exchange Commission
May 4, 2017

May 4, 2017

By: EDGAR Transmission - Correspondence Filing
Mr. William H. Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:    Atmos Energy Corporation
Form 10-K for the Fiscal Year ended September 30, 2016,
Filed November 14, 2016
File No. 1-10042

Dear Mr. Thompson:

We are responding to your letter dated May 2, 2017, commenting on our most recent Form 10-K filed with the Commission. We have repeated your comment from such letter below, followed by our response to the comment in bold print. We intend to comply with the comment in all future filings, as applicable.

Consolidated Statements of Income, page 47

1.
Please tell us your basis for presenting gross profit. In this regard, we note you exclude depreciation and amortization and operating and maintenance costs from gross profit. To avoid placing undue emphasis on cash flow, depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation. Refer to ASC 225-10-S99-8.

We reviewed the guidance in ASC 225-10-S99-8 and as a result, we will remove the subtotal “Gross profit” appearing in the income statements in our Financial Information and Supplementary Data in all our future Form 10-K and Form 10-Q filings, beginning with our Form 10-Q for the three and six months ended March 31, 2017.

Mr. William H. Thompson
U.S. Securities and Exchange Commission
May 4, 2017

If you have any questions or comments on this letter, please direct them to our Controller, Richard M. Thomas at (972) 855-3748, or in his absence, to me at (972) 855-3214. Thank you for your attention.

Sincerely,

/s/ CHRISTOPHER T. FORSYTHE
Christopher T. Forsythe
Senior Vice President and
Chief Financial Officer

cc: Mr. Anthony W. Watson
U.S. Securities and Exchange Commission

Mr. Scott Anderegg
U.S. Securities and Exchange Commission

Ms. Mara Ransom
U.S. Securities and Exchange Commission